Rule 12g3-2(b) File No. 82/5168

02042936

orange

Siège Social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone: +33 1 44 44 32 36/39
Facsimile: +33 1 44 44 53 41

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SEC MAIL PROCESSING RECEIVED JUL 29 2002 WASH. D.C. 154 SECTION

25 July 2002

Orange S.A
Rule 12g3-2(b) File No. 82/5168

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Isabelle Dubois-Denis
Secretariat Executive

Enclosures: - Press release dated 25 July 2002, "Strong first half performance by Orange"
- Press release dated 25 July 2002, "Forte croissance d'Orange lors du premier semestre"

dlw 7/30

25 July, 2002

Strong first half performance by Orange

- H1 2002 turnover up 13.8% on H1 2001 to €8.1 billion
  - 17.5% increase in recurring GSM network revenues to €7.4 billion

- Continued positive trends in annual average revenues
  - UK Q2 blended annual average revenue up 2.0% on Q1
  - reduced rate of ARPU decline in France

- Group customer base up 2.1 million in H1 2002 to 41.4 million
  - positive impact from contract growth
  - strengthened market leadership in UK and France
  - Rest of World customer base increased by 29.0% to 10.0 million
  - MobiNil (Egypt) stake transferred from France Telecom to Orange (1 July 2002) adding a further 2.1 million active customers

- Rest of World: further good progress with branding and integration
  - Rest of World turnover grew by 18.5% (over H1 2001) to €1.6 billion
  - Slovakia, Romania, Ivory Coast and Cameroon rebranded as Orange
  - TA Orange in Thailand exceeds 500,000 customers

London and Paris 25 July 2002: Orange today announced another strong performance in customer and revenue growth for the six months ended 30 June 2002.

Commenting, Graham Howe, Deputy Chief Executive Officer and Chief Operating Officer, said:

"This is another strong set of results from Orange keeping us on track to meet our stated target for the year and demonstrating the added momentum that our branding and integration programmes are delivering. The performance in recurring network revenues and average revenue per customer is particularly encouraging.

"Orange continues to deliver an improving profile of new customer growth, as well as rapidly growing voice and non-voice revenues. We have now had two successive quarters of increasing average customer revenue in the UK and trends in France show average revenues moving towards the inflection point.

"The building blocks for further revenue growth beyond voice, including the new generation of handsets and a diversity of new services that meet the customer needs, are beginning to drop in place and their impact will build progressively over the next year.

"The future's bright, the future's Orange."

Customers

Orange Group total controlled customer base increased by 2.1 million in H1 2002 to 41.4 million at 30 June 2002, an increase of 16.6% over the last twelve months.

Orange France[(2)] continued to benefit from last year's rebranding and refocus towards value growth. The company added 802k net new customers in H1 2002, substantially increasing its share of market growth and increasing its total market share to 49.3% (48.1% in H1 2001).

In the year prior to rebranding, the company took 48.1% of French market growth. In the year since becoming Orange, the share of market growth has increased to 57.6%.

Orange France's registered customer base is now 18.6 million, 16.9% higher than at the end of June 2001. Of the 18.6 million, 18.2 million customers (97.7%) were active under the "Autorité de Régulation des Télécommunications" ("ART") definition.

Orange France has 10.0 million registered contract customers, 53.6% of the base (52.7% at June 2001). For H1 2002, 66.3% of net growth was on contract tariffs, compared with 32.0% in H1 2001.

Orange UK added 415k net new customers in the first half of 2002, taking its active customer base to 12.8 million at the end of June. The proportion of contract customers in the base increased from 28.6% at June 2001 to 31% at June 2002.

As in France, this reflects the refocus towards higher value market segments, - over 50% of Orange UK growth in the first half was on contract tariffs (15.3% in H1 2001).

Orange Rest of World operations also grew strongly, adding 910k net new customers in the first half of the year, taking their combined customer base to almost 10.0 million, a 29.0% increase on H1 2001.

Revenues

Group: Total turnover was €8.1 billion, up 13.8% on H1 2001.

Excluding equipment sales revenues (which decline as the high level of market maturity slows further customer growth), recurring GSM network revenues grew faster, up 17.5% (on H1 2001) to €7.4 billion.

Orange France recurring GSM revenues grew 14.7% (on H1 2001) to €3.4 billion for the period.

Orange UK recurring GSM network revenues grew 21.4% (on H1 2001) to €2.6 billion.

Rest of World recurring network revenues were €1.5 billion, up 17.8% on H1 2001.

Average revenue per user ("ARPU")

Group average customer revenues continued the trend Orange has been forecasting, with the UK annual rolling blended ARPU[(3)] increasing for the second consecutive quarter and the rate of decline reducing in France.

Orange UK overall annual average revenue per user increased 2.0% in the quarter, from £247 (twelve months ending March 2002) to £252 for the twelve months ending June 2002.

Contributing to this was the improved mix of contract customers and increases in the average revenue for both the contract and the prepay base. Annual average revenue on the contract base increased from £548 at March to £555 at June, while the prepay average moved from £121 to £122.

Voice only average revenues also increased, both overall and for the contract base. Overall, voice annual average revenue increased 0.9% in the quarter, to £219 per customer, while the contract voice average increased from £508 (twelve months ended March 2002) to £510 for the twelve months ended June 2002.

Orange France overall annual average revenue per user fell 1.5% in the quarter, from €388 (twelve months ending March 2002) to €382 for the twelve months ending June 2002. The rate of decline has reduced significantly over the last year, and is expected to continue towards inflection, helped by the improving customer mix. Annual contract average revenues were €573 for the twelve months to end June, while average prepay revenues were €166.

Non-voice revenues

Usage of non-voice services such as text messaging continued to grow, and contributed 13.9% of UK GSM network revenues in the first half (9.6% for H1 2001). In France, non-voice usage represented 8.6% in the period (3.0% for H1 2001).

Re-branding and integration

During the first half of 2002, further progress was made in integrating the businesses under the Orange brand and vision. The operations in Slovakia (March), Romania (April), Ivory Coast (May) and Cameroon (June) were all successfully rebranded as Orange, with huge local interest and immediate positive results.

Our new network, TA Orange in Thailand, was launched on 27 March, again with great local awareness and interest, and has already won over 500,000 customers.

With effect from 1st July, Orange acquired the 71.25% stake in MobiNil (Egypt) previously owned by France Telecom. MobiNil had 2.1 million active customers at the end of June and will have a positive impact on Orange's results in the second half of 2002 and beyond.

For further information, please contact:

Orange SA
David Smyth
Group Director of Strategic and Investor Services + 44 (0) 20 7984 1691

Patricia Lefranc
Senior Investor Relations Manager +44 (0) 7855 423 291

Orange Media Centre
Denise Lewis
Group Director of Corporate Affairs + 44 (0) 20 7984 2000

Niamh Byrne
Group Head of Global Media Relations + 44 (0) 7977 002 811

Citigate Dewe Rogerson
Anthony Carlisle (+44 (0) 7973 611 888) + 44 (0) 20 7638 9571

France Telecom
Bruno Janet + 33 (0) 1 44 44 88 71
Senior Vice President Group Corporate Information

Nilou Ducastel + 33 (0) 1 44 44 93 93
Group Press Director France Telecom

Selected information for the six months ended 30 June 2002 and 2001 and years ended 31 December 2001 and 2000

Turnover	*Six months ended 30 June (millions of €)* 2002	2001	*Year ended 31 December (millions of €)* 2001	2000[1] Pro forma (unaudited)
	(unaudited)			
Orange France	3,636	3,177	6,876	5,690
Orange UK	2,870	2,567	5,337	4,211
Rest of World	1,626	1,372	2,941	2,193
Inter segment eliminations	(73)	(34)	(67)	(35)
Total	**8,059**	**7,082**	**15,087**	**12,059**

Customer base	*As at 30 June (in thousands)* 2002	2001
Orange France	18,625	15,926
Orange UK	12,802	11,861
Rest of World	9,971	7,732
Total	**41,398**	**35,519**

Customer net additions	*6 months ended 30 June (in thousands)* 2002	2001
Orange France	802	1,615
Orange UK	415	2,027
Rest of World	910	1,376
Total	**2,127**	**5,018**

Selected information for the six months ended 30 June 2002 and 2001 and years ended 31 December 2001 and 2000

Key business indicators for France, the UK and our other principal subsidiaries are set out below. ARPU numbers are stated on a rolling 12-month[3] basis.

	Six months ended 30 June		*Year ended 31 December*	
	2002	***2001***	***2001***	***2000***[1]
France				
Customers (in thousands) (period end)	18,625	15,926	17,823	14,311
Contract[7]	9,977	8,391	9,445	7,875
Prepay[7]	8,648	7,535	8,378	6,436
GSM network revenues (€ in millions)[5]	3,371	2,940	6,234	5,017
Equipment and other revenues (€ in millions)	265	237	642	673
Total turnover (€ in millions)	3,636	3,177	6,876	5,690
Annual average revenue per user (€)[3][6]	382	404	392	426
Contract	573	586	583	592
Prepay	166	175	175	179
UK				
Customers (in thousands) (period end)	12,802	11,861	12,387	9,834
Contract	3,972	3,388	3,761	3,077
Prepay	8,830	8,473	8,626	6,757
GSM network revenues (€ in millions)[5]	2,587	2,131	4,590	3,300
Equipment and other revenues (€ in millions)	283	436	747	911
Total turnover (€ in millions)	2,870	2,567	5,337	4,211
Annual average revenue per user (£)[3]	252	255	246	280
Contract	555	539	550	525
Prepay	122	122	121	126

Selected information for the six months ended 30 June 2002 and 2001 and years ended 31 December 2001 and 2000

	Six months ended 30 June		*Year ended 31 December*	
	2002	**2001**	**2001**	**2000**[1]
Rest of World data				
The Netherlands – Dutchtone				
Customers (in thousands) (period end)	1,146	1,150	1,114	1,023
Turnover (€ in millions)	191	174	363	215
Annual average revenue per user (€)[3]	297	248	269	225
Slovakia – Orange				
Customers (in thousands) (period end)	1,536	907	1,205	617
Turnover (€ in millions)	147	106	235	176
Annual average revenue per user (€)[3]	211	293	242	348
Denmark – Orange				
Customers (in thousands) (period end)	585	567	600	517
Turnover (€ in millions)	109	90	194	159
Annual average revenue per user (€)[3]	268	287	259	276
Romania – Orange				
Customers (in thousands) (period end)	1,857	1,381	1,637	1,222
Turnover (€ in millions)	190	182	378	297
Annual average revenue per user (€)[3]	239	298	265	328
Belgium – Mobistar				
Customers (in thousands) (period end)	2,611	2,150	2,547	1,800
Turnover (€ in millions)	478	402	881	607
Annual average revenue per user (€)[3]	353	324	395	422
Switzerland – Orange				
Customers (in thousands) (period end)	988	859	925	786
Turnover (€ in millions)	323	288	587	479
Annual average revenue per user (€)[3]	621	572	618	635
Other Countries				
Customers (in thousands) (period end)[4]	1,248	718	1,033	391
Turnover (€ in millions)	188	130	303	260
Total Rest of World				
Customers (in thousands) (period end)	9,971	7,732	9,061	6,356
Turnover (€ in millions)	1,626	1,372	2,941	2,193
Egypt – Mobinil (given for info only)				
Customers (in thousands) (period end)	*2,108*	*1,702*	*2,034*	*1,218*
Turnover (EG£ in millions)	*1,179*	*1,188*	*2,320*	*2,117*

Notes

(1) Basis of preparation:
All references or comparisons to financial or operating data in respect of the twelve months ended 31 December 2000 relate to pro forma information prepared as if the enlarged Orange group, which was created on 29 December 2000, had existed over that period.

(2) Orange France includes metropolitan France, Orange Caraïbe and Orange Réunion.

(3) Annual average revenue per user ("ARPU") is calculated by dividing GSM network revenues (including outgoing traffic, incoming traffic, access fees, visitor roaming and value added services)

for the previous 12 months by the weighted average number of our customers during the same period. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues for voice calls from other French mobile network operators for calls from their networks that terminate on Orange France (mainland) network as in some other markets, in particular, the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(4) Includes all other customers of our controlled wirefree operations. We do not include the customers of companies in which we have a minority interest, such as Wind or MobilCom.

(5) GSM network revenues include access charges and usage fees.

(6) Orange France's contract and prepay ARPUs for 2001 have been calculated on a pro-forma basis for the reclassification of Compte Mobile Orange customers from prepay to contract.

(7) Orange France's 2001 and 2000 customer numbers have been restated to reflect the reclassification of customers using our hybrid contract/prepay tariff from prepay to contract in September 2001.

Paris, Londres, le 25 juillet 2002

FORTE CROISSANCE D'ORANGE LORS DU PREMIER SEMESTRE

- Hausse de 13,8% du chiffre d'affaires du groupe par rapport au premier semestre 2001, à 8,1 milliards d'euros
    - hausse de 17,5% des revenus récurrents du réseau GSM à 7,4 milliards d'euros

- Confirmation des tendances positives au niveau du revenu moyen annuel
    - au Royaume-Uni, le revenu moyen annuel progresse de 2% du premier au deuxième trimestre 2002
    - en France, la baisse de l'ARPU se ralentit

- 2,1 millions de nouveaux clients sur le premier semestre 2002. La clientèle totale du groupe atteint désormais 41,4 millions de clients
    - effet positif de la croissance du segment des clients sous contrat
    - Orange conforte sa position de leader en France et au Royaume-Uni
    - la base de clientèle du Reste du Monde augmente de 29% pour atteindre 10 millions de clients
    - la participation de France Télécom dans MobiNil (Egypte) est transférée au groupe Orange (au 1er juillet 2002), soit 2,1 millions de clients actifs supplémentaires pour le groupe

- Reste du Monde : progrès continu en termes d'intégration et de déploiement de la marque Orange
    - le chiffre d'affaires généré par le Reste du Monde est en hausse de 18,5% par rapport au premier semestre 2001, à 1,6 milliards d'euros
    - la marque Orange est déployée en Slovaquie, en Roumanie, en Côte d'Ivoire et au Cameroun
    - TA Orange en Thaïlande enregistre plus de 500 000 clients

Orange annonce à nouveau aujourd'hui un chiffre d'affaires et une base de clientèle en forte progression sur le premier semestre 2002.

Graham Howe, Directeur Général Adjoint et Directeur des Opérations, a declaré :

"*Ce sont à nouveau* d'excellents *résultats* pour Orange. Non seulement ceux-ci nous placent en bonne position pour réaliser les objectifs annoncés pour cette année, mais ils démontrent également de façon évidente les progrès considérables réalisés par le groupe en matière de programmes d'intégration et de déploiement de la marque Orange. Les résultats relatifs aux revenus récurrents du réseau et au revenu moyen par client sont particulièrement encourageants.

"Orange continue de démontrer sa capacité à améliorer son profil de croissance, ainsi qu'à accroître son chiffre d'affaires 'voix' tout comme son chiffre d'affaires lié aux services de données. Au Royaume-Uni, nous avons pu constater pour le deuxième trimestre consécutif une hausse du revenu moyen par client. En France, celui-ci semble s'approcher du point d'inflexion.

La commercialisation de la nouvelle génération de terminaux, ainsi que le lancement d'une variété de nouveaux services qui répondent précisément aux besoins de nos clients, sont les étapes qui permettront de générer davantage encore de croissance du chiffre d'affaires, au-delà de la voix. Ces étapes sont en train de se mettre en place et nous en verrons progressivement les résultats l'an prochain.

Les clients

Le groupe Orange voit sa base de clientèle sous contrôle progresser de 2,1 millions de clients sur le premier semestre pour atteindre 41,4 millions de clients au 30 juin 2002, soit une hausse de 16,6% sur les douze derniers mois.

Orange France[(2)] continue de bénéficier des retombées positives du passage à la marque Orange en juin 2001, ainsi que du recentrage sur les clients à forte valeur ajoutée. Enregistrant 802 000 nouveaux clients nets sur les six premiers mois de l'année, Orange France voit ses parts de marché augmenter de façon significative, à la fois sur les nouveaux clients nets et sur le parc total (49,3% au 30 juin 2002 contre 48,1% un an plus tôt).

Au cours de l'année qui a précédé le passage à la marque Orange en juin dernier, la part de marché d'Orange France sur les nouveaux clients nets était de 48,1%. Sur les douze mois qui ont suivi, celle-ci a augmenté pour atteindre 57,6%.

La base de clientèle totale d'Orange France atteint ainsi désormais 18,6 millions de clients, en hausse de 16,9% par rapport au 30 juin 2001. Parmi ces 18,6 millions de clients, 18,2 millions (soit 97,7%) sont considérés comme actifs d'après la définition de l'Autorité de Régulation des Télécommunications ("ART").

Orange France compte dans sa base de clients 10 millions de clients sous contrat, soit 53,6% de la base de clientèle totale (contre 52,7% fin juin 2001). Au cours du premier semestre 2002, les clients contrat ont representé 66,3% de la croissance nette de la base de clientèle d'Orange France. Au premier semestre 2001, cette proportion était de 32%.

Orange UK enregistre 415 000 nouveaux clients nets sur le premier semestre 2002, portant sa base de clientèle active à 12,8 millions de clients fin juin. La proportion des clients contrat dans la base de clientèle est passée de 28,6% fin juin 2001 à 31% fin juin 2002.

Comme en France, ces tendances sont le résultat du recentrage sur les clients à plus forte valeur ajoutée. Ainsi, alors que les clients sous contrat représentaient 15,3% de la croissance d'Orange UK au cours du premier semestre 2001, ils ont representé plus de 50% de la croissance sur le premier semestre 2002.

La performance du segment Reste du Monde est également forte. Enregistrant 910 000 nouveaux clients nets sur le premier semestre cette année, la base de clientèle des filiales sous contrôle du groupe totalisait près de 10 millions de clients fin juin 2002, soit une hausse de 29% par rapport à fin juin 2001.

Revenus

Orange Groupe : le chiffre d'affaires total du premier semestre 2002 s'élève à 8,1 milliards d'euros, soit une hausse de 13,8% par rapport au premier semestre 2001.

Si l'on exclut le chiffre d'affaires provenant de la vente d'équipement (qui baisse en même temps que baisse la croissance de la clientèle, reflétant ainsi la maturité croissante du marché), la croissance des revenus récurrents du réseau GSM est plus importante : par rapport au premier semestre 2001, ceux-ci progressent en effet au niveau du groupe de 17,5% pour atteindre 7,4 milliards d'euros.

Les revenus récurrents du réseau GSM d'Orange France sont en hausse de 14,7% (par rapport au premier semestre 2001) pour atteindre 3,4 milliards d'euros.

Pour Orange UK, ils sont en hausse de 21,4% (par rapport au premier semestre 2001), soit 2,6 milliards d'euros.

Enfin, les filiales du segment Reste du Monde enregistrent une hausse de 17,8% de leurs revenus recurrents du réseau (par rapport au premier semestre 2001). Ceux-ci s'élèvent à 1,5 milliards d'euros sur le premier semestre 2002.

Revenu moyen par client ("ARPU")

Orange Groupe : les tendances observées au niveau des revenus moyens par client sont conformes à nos prévisions. L'ARPU(3) global au Royaume-Uni (moyenne glissante annuelle) augmente pour le deuxième trimestre consécutif, alors qu'en France, le taux de décroissance de l'ARPU diminue.

Pour Orange UK, l'ARPU global (moyenne glissante annuelle) est en hausse de 2% sur le trimestre, passant de £247 fin mars 2002 à £252 fin juin 2002. C'est là le résultat de l'amélioration du mix client ainsi que de l'augmentation du revenu moyen à la fois des clients contrat et prépayé. Au niveau des clients sous contrat, le revenu moyen annuel est en effet passé de £548 fin mars à £555 fin juin, alors que celui des clients prépayés est passé de £121 à £122.

Les revenus moyens voix sont également en augmentation, à la fois au niveau de l'ARPU global et de l'ARPU contrat. Au niveau de l'ARPU global, le revenu moyen annuel voix a augmenté de 0,9% pour atteindre £219 par client, alors qu'au niveau de l'ARPU contrat, le revenu moyen annuel voix est passé de £508 fin mars 2002 à £510 fin juin 2002.

Pour Orange France, l'ARPU global (moyenne annuelle glissante) a baissé d'un trimestre à l'autre de 1,5%, de €388 fin mars 2002 à €382 fin juin 2002. Néanmoins, le

taux de décroissance a diminué de façon significative au cours des douze derniers mois. Grâce à l'amélioration du mix client, cette tendance devrait se poursuivre jusqu'à ce que soit atteint le point d'inflexion. Au niveau des clients contrat, le revenu moyen annuel était de €573 fin juin 2002, alors que celui des clients prépayés était de €166.

Revenus non voix

La consommation de services dits non-voix, tels que les messages textes, continue de croître. Au cours du premier semestre 2002, ils ont représenté 13,9% des revenus du réseau GSM au Royaume-Uni (contre 9,6% au premier semestre 2001). En France, ils représentaient 8,6% des revenus du réseau GSM (contre 3% l'an dernier à la même période).

Déploiement de la marque Orange et intégration

Au cours du premier semestre 2002, nous avons poursuivi nos efforts d'intégration autour de la marque Orange et de notre vision. Nous avons déployé avec succès la marque Orange en Slovaquie (mars), en Roumanie (avril), en Côte d'Ivoire (mai) et au Cameroun (juin). Partout, la marque Orange a suscité un fort intérêt et généré des résultats positifs immédiats. Le 27 mars, nous avons également lançé en Thaïlande un nouveau réseau Orange, opération qui là encore suscita beaucoup d'intérêt localement et nous a permis d'enregistrer plus de 500 000 clients à ce jour.

Enfin, depuis le 1er juillet 2002, Orange détient une participation de 71,25% dans MobiNil (Egypte), anciennement détenue par France Télécom. La société, qui enregistrait fin juin 2,1 millions de clients actifs, aura un impact positif sur les résultats d'Orange au second semestre et au-delà.

Pour en savoir plus:

Orange SA
David Smyth
Directeur Services Stratégiques et Relations Investisseurs +44 (0) 20 7984 1691

Patricia Lefranc
Responsable Principale Relations Investisseurs +44 (0) 7855 423 291

Service de Presse Orange
Denise Lewis
Directeur de la Communication + 44 (0) 20 7984 2000

Niamh Byrne + 44 (0) 7977 002 811
Chef du Service de Presse

France Telecom
Bruno Janet + 33 (0) 1 44 44 88 71
Directeur de l'Information

Nilou du Castel +33 (0) 1 44 44 93 93
Chef du Service de Presse

Résumé des données pour les semestres clos le 30 juin 2002 et 2001, et pour les exercices clos le 31 décembre 2001 et 2000 :

	Semestres clos le 30 juin (millions d'€)		*Exercices clos le 31 décembre (millions d'€)*	
	2002	**2001**	**2001**	**2000**[(1)] Pro forma
Chiffre d'affaires	(non audités)			(non audités)
Orange France	3 636	3 177	6 876	5 690
Orange UK	2 870	2 567	5 337	4 211
Reste du Monde	1 626	1 372	2 941	2 193
Opérations intra-groupe	(73)	(34)	(67)	(35)
Total	**8 059**	**7 082**	**15 087**	**12 059**

	Au 30 juin (en milliers)	
Base de clientèle	**2002**	**2001**
Orange France	18 625	15 926
Orange UK	12 802	11 861
Reste du Monde	9 971	7 732
Total	**41 398**	**35 519**

	Semestres clos le 30 juin (en milliers)	
Nouveaux clients nets	**2002**	**2001**
Orange France	802	1 615
Orange UK	415	2 027
Reste du Monde	910	1 376
Total	**2 127**	**5 018**

Résumé des données pour les semestres clos le 30 juin 2002 et 2001, et pour les exercices clos le 31 décembre 2001 et 2000 :

Le tableau ci-dessous présente les principaux indicateurs pour la France, le Royaume-Uni et nos principales filiales du Reste du Monde. Les chiffres d'ARPU[3] sont indiqués sur la base d'une moyenne glissante sur douze mois.

	Semestres clos le 30 juin		Exercices clos le 31 décembre	
	2002	*2001*	*2001*	*2000*[1]
France				
Clients (en milliers) (fin de période)	18 625	15 926	17 823	14 311
Contrat[7]	9 977	8 391	9 445	7 875
Prépayé[7]	8 648	7 535	8 378	6 436
Revenus du réseau GSM (millions d'€)[5]	3 371	2 940	6 234	5 017
Vente de terminaux et autres revenus (millions d'€)	265	237	642	673
Chiffre d'affaires total (millions d'€)	3 636	3 177	6 876	5 690
Revenu moyen annuel par client (€)[3][6]	382	404	392	426
Contrat	573	586	583	592
Prépayé	166	175	175	179
Royaume-Uni				
Clients (en milliers) (fin de période)	12 802	11 861	12 387	9 834
Contrat	3 972	3 388	3 761	3 077
Prépayé	8 830	8 473	8 626	6 757
Revenus du réseau GSM (millions d'€)[5]	2 587	2 131	4 590	3 300
Vente de terminaux et autres revenus (millions d'€)	283	436	747	911
Chiffre d'affaires total (millions d'€)	2 870	2 567	5 337	4 211
Revenu moyen annuel par client (£)[3]	252	255	246	280
Contrat	555	539	550	525
Prépayé	122	122	121	126

Résumé des données pour les semestres clos le 30 juin 2002 et 2001, et pour les exercices clos le 31 décembre 2001 et 2000 :

	Semestres clos le 30 juin		*Exercices clos le 31 décembre*	
	2002	***2001***	***2001***	***2000***[1]
Reste du Monde				
Pays-Bas – Dutchtone				
Clients (en milliers) (fin de période)	1 146	1 150	1 114	1 023
Chiffre d'affaires (millions d'€)	191	174	363	215
Revenu annuel moyen par client(€)[3]	297	248	269	225
Slovaquie – Orange				
Clients (en milliers) (fin de période)	1 536	907	1 205	617
Chiffre d'affaires (millions d'€)	147	106	235	176
Revenu annuel moyen par client(€)[3]	211	293	242	348
Danemark – Orange				
Clients (en milliers) (fin de période)	585	567	600	517
Chiffre d'affaires (millions d'€)	109	90	194	159
Revenu annuel moyen par client(€)[3]	268	287	259	276
Roumanie – Orange				
Clients (en milliers) (fin de période)	1 857	1 381	1 637	1 222
Chiffre d'affaires (millions d'€)	190	182	378	297
Revenu annuel moyen par client(€)[3]	239	298	265	328
Belgique – Mobistar				
Clients (en milliers) (fin de période)	2 611	2 150	2 547	1 800
Chiffre d'affaires (millions d'€)	478	402	881	607
Revenu annuel moyen par client(€)[3]	353	324	395	422
Suisse – Orange				
Clients (en milliers) (fin de période)	988	859	925	786
Chiffre d'affaires (millions d'€)	323	288	587	479
Revenu annuel moyen par client(€)[3]	621	572	618	635
Autres pays				
Clients (en milliers) (fin de période)[4]	1 248	718	1 033	391
Chiffre d'affaires (millions d'€)	188	130	303	260
Total Reste du Monde				
Clients (en milliers) (fin de période)	9 971	7 732	9 061	6 356
Chiffre d'affaires (millions d'€)	1 626	1 372	2 941	2 193
Egypte – MobiNil				
(pour information seulement)				
Clients (en milliers) (fin de période)	*2 108*	*1 702*	*2 034*	*1 218*
Chiffre d'affaires (millions d'EG£)	*1 179*	*1 188*	*2 320*	*2 117*

Notes

(1) Bases de préparation des comptes : Toute référence ou comparaison par rapport aux données financières ou opérationnelles relatives à la période de douze mois jusqu'au 31 décembre 2000 sont établies sur la base des résultats pro forma retraités pour l'ensemble du Groupe (crée le 29 décembre 2000) comme s'il avait existé dans sa forme actuelle pendant la periode susvisée.

(2) Orange France inclut la France Métropolitaine, Orange Caraïbe et Orange Réunion.

(3) Le revenu annuel moyen par client ("ARPU") est calculé en divisant le chiffre d'affaires généré sur les douze derniers mois par l'utilisation du réseau GSM (appels sortants, appels entrants, frais d'accès au réseau, revenus du roaming des clients d'autres réseaux et revenus provenant des services à valeur ajoutée) par la moyenne pondérée du nombre de clients sur la même période. La moyenne pondérée du nombre de clients est la moyenne des moyennes mensuelles au cours de la période considérée. La moyenne mensuelle est la moyenne arithmétique du nombre de clients en début et en fin de mois divisée par deux. L'ARPU est exprimé en chiffre d'affaires annuel par client. Actuellement en France (métropolitaine), Orange France ne reçoit pas de revenus des autres opérateurs mobiles français pour les appels partant du réseau de ceux-ci et aboutissant sur celui d'Orange France (France métropolitaine). Il en est différemment dans certains autres pays comme au Royaume Uni. L'ARPU en France et au Royaume Uni ne peuvent donc être directement comparés.

(4) Comprend tous les clients de toutes les filiales majoritaires ayant des activités de télécommunications mobiles, à l'exclusion des clients des entités dans lesquelles le groupe détient des intérêts minoritaires, telles que Wind ou MobilCom.

(5) Les revenus du réseau GSM correspondent aux frais d'abonnement et aux frais d'utilisation du réseau.

(6) Au niveau d'Orange France, l'ARPU 2001 des clients sous contrat et des clients en prépayé a été calculé sur une base pro-forma pour tenir compte de la reclassification des clients Compte Mobile Orange en clients contrat.

(7) Les chiffres clients d'Orange France pour les années 2000 et 2001 ont été re-calculés de façon à refléter la reclassification en septembre 2001 des clients Compte Mobile Orange en clients contrat.